White and Williams LLP

Allen C. Tucci

1650 Market Street | One Liberty Place, Suite 1800 | Philadelphia, PA 19103-7395
Direct 215.864.6352 | Fax 215.789.7622
tuccia@whiteandwilliams.com | whiteandwilliams.com

March 6, 2018

Derma Glisten, Inc.
14260 W. Newberry Road
Suite 328
Newberry, FL 32669-2765

RE: Registration Statement on Form S-1

Ladies and Gentlemen:

We are acting as counsel for Derma Glisten, Inc., a Nevada corporation (the "Company"), in connection with the Registration Statement on Form S-1 relating to the registration under the Securities Act of 1933 (the "Act") of 4,000,000 shares of the Company's common stock, par value $0.001 per share (the "Shares"). Such Registration Statement, as amended, is herein referred to as the "Registration Statement."

We have reviewed and are familiar with such documents, corporate proceedings and other matters as we have considered relevant or necessary as a basis for our opinions set forth in this letter. Based on the foregoing, we are of the opinion that the Shares have been duly authorized and, if issued on the date hereof would be duly authorized, validly issued, fully paid and nonassessable.

The opinions set forth in this letter are limited to the corporation law of the State of Nevada, as in effect on the date hereof.

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Registration Statement and to the use of our name under the caption "Legal Matters" in the Registration Statement and in the Prospectus forming a part thereof and any supplement thereto. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission promulgated thereunder.

Very truly yours,

WHITE AND WILLIAMS LLP



Allen C. Tucci